PROSPECTUS	Pricing Supplement No. 3987
Dated November 21, 2002	Dated February 10, 2004
PROSPECTUS SUPPLEMENT	Rule 424(b)(3)-Registration Statement
Dated November 22, 2002	No. 333-100527

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Floating Rate Notes)

Trade Date: February 10, 2004

Settlement Date (Original Issue Date): February 20, 2004

Maturity Date: February 20, 2009

Principal Amount (in Specified Currency): US$ 45,000,000

Price to Public (Issue Price): 100.00%

Agent's Discount or Commission: The Notes are being purchased by the Underwriter at 100.00% of their principal amount and will be sold at varying prices to be determined at the time of sale. For any Notes sold with more than a de minimis amount of original issue discount, see "United States Tax Considerations" in the accompanying Prospectus Supplement. For further information with respect to any discounts, commissions or profits on resales of Notes that may be deemed underwriting discounts or commissions, see "Plan of Distribution" below.

Net Proceeds to Issuer (in Specified Currency):US$ 45,000,000

Base Interest Rate: Treasury Rate (the auction rate on Treasury Bills having the Index Maturity specified below).

Index Currency: U.S. Dollars

Spread (Plus or Minus): Plus .70%

Initial Interest Rate: 1.639% per annum

Maximum Interest Rate: The interest rate on the Notes applicable to each Interest Reset Period, which will be equal to the Base Interest Rate plus the Spread, will be subject to a maximum interest rate of 5.0% per annum.

Index Maturity: Three months

(Floating Rate Notes)

Pricing Supplement No. 3987

Dated February 10, 2004

Rule 424(b)(3)-Registration Statement

No. 333-100527

Interest Payment Dates: Quarterly, on each February 20th, May 20th, August 20th and November 20th, commencing May 20, 2004. If any Interest Payment Date is not a Business Day, the applicable Interest Payment Date will be postponed to the next succeeding day that is a Business Day and interest thereon will continue to accrue.

Interest Reset Period: Quarterly

Calculation Agent: JP Morgan Chase Bank

Interest Reset Dates: Quarterly, on each February 20th, May 20th, August 20th and November 20th, commencing May 20, 2004. If any Interest Reset Date is not a Business Day, the applicable Interest Reset Date will be postponed to the next succeeding day that is a Business Day.

Interest Determination Dates: The day in the week in which the related Interest Reset Date falls on which day Treasury Bills are normally auctioned. Treasury Bills are normally sold a auction on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that the auction may be held on the preceding Friday; provided, however, that if an auction is held on the Friday of the week preceding the Interest Reset Date, the related Interest Determination Date will be the preceding Friday.

Day Count Convention: Actual/Actual

Redeemable On or After: The Notes are not redeemable by the Company prior to the Maturity Date.

Denominations: $1,000 and integral multiples of $1,000 in excess thereof.

Clearance and Settlement: Depository Trust Company.

CUSIP No.: 36962GG32

CAPITALIZED TERMS USED IN THIS PRICING SUPPLEMENT WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.

(Floating Rate Notes)

Pricing Supplement No. 3987

Dated February 10, 2004

Rule 424(b)(3)-Registration Statement

No. 333-100527

Listing:

___ Listed on the Luxembourg Exchange

_X_ Not listed on the Luxembourg Exchange

___ Other listing: (specify)

RISK FACTORS

Your investment in the Notes involves certain risks, not all of which are described in this Pricing Supplement. In the consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks before deciding whether an investment in the Notes is suitable for you. The Notes are not an appropriate investment for you if you are unsophisticated with respect to their significant components and interrelationships.

Structure of Notes Indexed to Interest Rates

Because the Notes are indexed to the Treasury Rate, there will be significant risks not associated with a conventional fixed rate debt security. These risks include fluctuation of the interest rates and the possibility that you will receive a lower amount of interest. We have no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of these risks and their results. In recent years, values of certain interest rates have been volatile, and volatility in those and other interest rates may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

Your Return Will be Limited

You should understand that because the Notes are subject to a Maximum Interest Rate, as defined above, the rate of interest that will accrue on the Notes during any Interest Reset Period will never exceed 5.0% per annum.

(Floating Rate Notes)

Pricing Supplement No. 3987

Dated February 10, 2004

Rule 424(b)(3)-Registration Statement

No. 333-100527

Additional Information:

General.

At September 30, 2003, the Company had outstanding indebtedness totaling $272.262 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at September 30, 2003 excluding subordinated notes payable after one year was equal to $271.179 billion.

Consolidated Ratio of Earnings to Fixed Charges.

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:
		Year Ended December 31,			Nine Months ended September 30, 2003
1998	1999	2000	2001	2002
1.50	1.60	1.52	1.72	1.65	1.82

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges. Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

Plan of Distribution:

The Notes are being purchased by Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter"), as principal, at the Issue Price of 100.00% of the aggregate principal amount. The Underwriter has advised the Company that the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.